Mail Stop 4561

March 19, 2009

James F. Flaherty III
Chief Executive Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

      Re: HCP, Inc.
               Form 10-K for Fiscal Year Ended
               December 31, 2008
               Filed February 27, 2009
               File No. 001-08895

Dear Mr. Flaherty:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.   We note that you have classified leasing costs as an investing activity. As it appears that leasing is a primary business activity, please tell us the accounting literature relied upon in determining that such leasing costs should be included as investing activities as opposed to an operating activity.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   Please tell us how you have complied with paragraph 21 of SOP 78-9 or paragraph 19A of APB 18, or tell us why you believe it was not necessary to eliminate intercompany profit for management fees in relation to your ownership interest in the joint venture entities.

Minority Interests and Mandatorily Redeemable Financial Instruments, page F-15

3.   Please tell us how you complied with paragraph 14 of SFAS 141, or tell us why you believe it was not necessary to record the acquisition of the non-controlling interests in subsidiaries using the purchase method.

4.   In light of the carrying value of the DownREIT units exceeding the market value of these units, please tell us if you considered this change in circumstance to be an impairment indicator for the long-lived assets of these consolidated entities. To the extent you tested the related long-lived assets for recoverability, please provide us with a summary of your results. To the extent you did not consider this change in circumstance to be an impairment indictor, please provide us with management's analysis supporting this conclusion.

5.   Please tell us how you have complied with paragraph 15 of EITF Topic No. D-98, or tell us why you did not record your mandatorily redeemable financial instruments at the redemption amount at balance sheet dates where your carrying value was less than the market value.

Preferred Stock Redemptions, page F-16

6.   Please tell us the terms of your preferred stock. Specifically, tell us if your preferred stock is redeemable at the option of the holder or upon the occurrence of an event that is not solely within your control. To the extent either of these criteria are meet, please tell us how you complied with paragraph 2 of EITF Topic No. D-98.

(8) Investments in and Advances to Unconsolidated Joint Ventures, page F-27

7.   We note several entities where the registrant has a greater than 50% ownership. Please tell us and disclose management's basis for not consolidating these entities. Within your response, please ensure that you address the provisions of EITF 04-5.

(13) Disclosures About Fair Value of Financial Instruments, page F-35

8.   In light of the loan receivable carrying amount exceeding the fair value, please tell us management's basis for determining that the registrant will be able to recover its investment and thus justifying the lack of any additional provision for loan losses.

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James F. Flaherty III
HCP, Inc.
March 19, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief